FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 000-33295

3SBIO INC.
(Translation of registrant's name into English)

No. 3 A1, Road 10
Shenyang Economy & Technology Development Zone
Shenyang 110027
People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__N/A

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1 Press release, dated August 16, 2011, regarding that 3SBio Inc. announces unaudited second quarter and first half 2011 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dr. Jing Lou

Name: Dr. Jing Lou

Title: Chief Executive Officer

Date: August 29, 2011

EXHIBIT INDEX

Exhibit No.	**Description**
Exhibit 99.1	Press release, dated August 16, 2011, regarding that 3SBio Inc. announces unaudited second quarter and first half 2011 results.